Exhibit 99.2

Consolidated Financial Statements
December 31, 2018 and 2017
(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control - Integrated Framework. Based on this assessment, Management determined that as at December 31, 2018, the Company had a material weakness in internal controls over financial reporting. As a result, Management concluded that the Company’s internal control over financial reporting was not effective.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Specifically, effective controls were not maintained to ensure the consistent application of the mid-period discounting convention used in the discounted cash flow models used by Management in the performance of its impairment testing for goodwill and mining properties, plant and equipment as at December 31, 2018. The impact of this omission has been corrected in the Company’s consolidated financial statements for the year ended December 31, 2018. Management’s assessment of the effectiveness of its internal control over financial reporting is contained under the heading Internal Control over Financial Reporting in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2018, and this material weakness is further described therein.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with Management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Independent Auditors’ Report of Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has also been audited by KPMG LLP, and their adverse opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) George Burns	(Signed) Philip Yee

George Burns	Philip Yee
President & Chief Executive Officer	Chief Financial Officer

February 21, 2019
Vancouver, British Columbia, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Eldorado Gold Corporation (the Company) as of December 31, 2018 and December 31, 2017, the related consolidated statements of operations, comprehensive loss, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated February 21, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in note 5 to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2009.

Vancouver, Canada
February 21, 2019

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on Internal Control over Financial Reporting
We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and December 31, 2017, the related consolidated statements of operations, comprehensive loss, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2019 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the review and approval of changes in discounting methodology in models used to evaluate impairment of goodwill and mining properties, plant and equipment has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 21, 2019

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	7	$286,312	$479,501
Term deposits		6,646	5,508
Restricted cash	8	296	310
Marketable securities		2,572	5,010
Accounts receivable and other	9	80,987	78,344
Inventories	10	137,885	168,844
		514,698	737,517
Restricted cash	8	13,449	12,617
Other assets	11	10,592	10,285
Defined benefit pension plan	18	9,120	9,919
Property, plant and equipment	13	3,988,476	4,227,397
Goodwill	14	92,591	92,591
		$4,628,926	$5,090,326
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$140,878	$110,541
Current portion of asset retirement obligations	17	824	3,489
		141,702	114,030
Debt	16	595,977	593,783
Lease liability		6,538	110
Defined benefit pension plan	18	14,375	13,599
Asset retirement obligations	17	93,319	96,195
Deferred income tax liabilities	19	429,929	549,127
		1,281,840	1,366,844
Equity
Share capital	20	3,007,924	3,007,924
Treasury stock		(10,104)	(11,056)
Contributed surplus		2,620,799	2,616,593
Accumulated other comprehensive loss		(24,494)	(21,350)
Deficit		(2,310,453)	(1,948,569)
Total equity attributable to shareholders of the Company		3,283,672	3,643,542
Attributable to non-controlling interests		63,414	79,940
		3,347,086	3,723,482
		$4,628,926	$5,090,326

Guarantees, Commitments and Contractual Obligations (Notes 17, 24)
Contingencies (Note 25)
Approved on behalf of the Board of Directors

(Signed) John Webster Director (Signed) George Burns Director

Date of approval: February 21, 2019

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended December 31, 2018	Year ended December 31, 2017
Revenue
Metal sales	28	$459,016	$391,406

Cost of sales
Production costs	29	267,980	192,740
Inventory write-down	10	1,465	444
Depreciation and amortization		105,732	72,130
		375,177	265,314

Earnings from mine operations		83,839	126,092

Exploration and evaluation expenses		33,842	38,261
Mine standby costs		16,510	4,886
Other operating items		—	3,658
General and administrative expenses		46,806	54,574
Acquisition costs	6	—	4,270
Defined benefit pension plan expense	18	3,555	3,451
Share based payments	21	6,989	11,218
Impairment of property, plant, and equipment	13	447,808	—
Other write-down of assets		1,528	46,697
Foreign exchange loss (gain)		3,574	(2,382)
Loss from operations		(476,773)	(38,541)

Gain (loss) on disposal of assets		130	(462)
Gain on derivatives and other investments		665	27,425
Other income		16,151	17,575
Asset retirement obligation accretion	17	(2,038)	(2,006)
Interest and financing costs		(4,264)	(3,199)

Earnings (loss) from continuing operations before income tax		(466,129)	792
Income tax expense (recovery)	19	(86,498)	19,383
Loss from continuing operations		(379,631)	(18,591)
Loss from discontinued operations		—	(2,797)
Net loss for the year		$(379,631)	$(21,388)

Attributable to:
Shareholders of the Company		(361,884)	(9,935)
Non-controlling interests		(17,747)	(11,453)
Net loss for the year		$(379,631)	$(21,388)

Net loss attributable to shareholders of the Company:
Continuing operations		(361,884)	(7,138)
Discontinued operations		—	(2,797)
Shareholders of the Company		$(361,884)	$(9,935)

Weighted average number of shares outstanding (thousands)	30
Basic		158,509	150,531
Diluted		158,509	150,531

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(2.28)	$(0.07)
Diluted loss per share		$(2.28)	$(0.07)

Net loss per share attributable to shareholders of the Company - continuing operations:
Basic loss per share		$(2.28)	$(0.05)
Diluted loss per share		$(2.28)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2018	Year ended December 31, 2017

Loss for the year		$(379,631)	$(21,388)
Other comprehensive loss:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities		(2,306)	(160)
Actuarial losses on defined benefit pension plans	18	(1,197)	(3,121)
Income tax recovery on losses on defined benefit pension plans		359	—
		(3,144)	(3,281)
Items that may be reclassified subsequently to earnings or loss:
Change in fair value of investments in equity securities		—	16,038
Income tax on change in fair value of investments in equity securities		—	(2,595)
Reclassification of the gain on equity securities on acquisition of Integra	6	—	(28,363)
Income tax on the gain on equity securities on acquisition of Integra	6	—	4,023
		—	(10,897)
Total other comprehensive loss for the year		(3,144)	(14,178)
Total comprehensive loss for the year		$(382,775)	$(35,566)

Attributable to:
Shareholders of the Company		(365,028)	(24,113)
Non-controlling interests		(17,747)	(11,453)
		$(382,775)	$(35,566)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2018	Year ended December 31, 2017
Cash flows generated from (used in):
Operating activities
Loss for the year from continuing operations		$(379,631)	$(18,591)
Items not affecting cash:
Asset retirement obligation accretion		2,038	2,006
Depreciation and amortization		105,732	72,130
Unrealized foreign exchange gain		704	(471)
Deferred income tax recovery		(118,839)	(19,849)
Loss (gain) on disposal of assets		(130)	462
Gain on derivatives and other investments		(665)	(27,425)
Impairment of property, plant and equipment	13	447,808	—
Other write-down of assets		1,528	46,697
Share based payments		6,989	11,218
Defined benefit pension plan expense		3,555	3,451
		69,089	69,628
Property reclamation payments		(5,536)	(3,097)
Severance payments		(2,299)	—
Changes in non-cash working capital	22	5,062	(35,755)
Net cash provided by operating activities of continuing operations		66,316	30,776
Net cash used by operating activities of discontinued operations		—	(2,797)

Investing activities
Net cash paid on acquisition of subsidiary	6	—	(121,664)
Purchase of property, plant and equipment		(274,070)	(309,133)
Capitalised interest	13	(36,750)	(36,750)
Proceeds from the sale of property, plant and equipment		7,882	252
Proceeds on pre-commercial production sales	13	48,868	38,200
Value added taxes related to mineral property expenditures, net		(1,261)	22,804
Investment in term deposits		(1,138)	(216)
Increase in restricted cash		(928)	(9,817)
Net cash used by investing activities of continuing operations		(257,397)	(416,324)

Financing activities
Issuance of common shares for cash		—	586
Dividend paid to shareholders		—	(10,610)
Purchase of treasury stock		(2,108)	(5,301)
Net cash used by financing activities of continuing operations		(2,108)	(15,325)

Net decrease in cash and cash equivalents		(193,189)	(403,670)
Cash and cash equivalents - beginning of year		479,501	883,171
Cash and cash equivalents - end of year		$286,312	$479,501

Supplementary cash flow information (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2018	Year ended December 31, 2017
Share capital
Balance beginning of year		$3,007,924	$2,819,101
Shares issued upon exercise of share options, for cash		—	586
Transfer of contributed surplus on exercise of options		—	176
Shares issued on acquisition of Integra Gold Corp.	6	—	188,061
Balance end of year	20	$3,007,924	$3,007,924

Treasury stock
Balance beginning of year		$(11,056)	$(7,794)
Purchase of treasury stock		(2,108)	(5,301)
Shares redeemed upon exercise of restricted share units		3,060	2,039
Balance end of year		$(10,104)	$(11,056)

Contributed surplus
Balance beginning of year		$2,616,593	$2,606,567
Share based payments		7,266	12,241
Shares redeemed upon exercise of restricted share units		(3,060)	(2,039)
Transfer to share capital on exercise of options		—	(176)
Balance end of year		$2,620,799	$2,616,593

Accumulated other comprehensive loss
Balance beginning of year		$(21,350)	$(7,172)
Other comprehensive loss for the year		(3,144)	(14,178)
Balance end of year		$(24,494)	$(21,350)

Deficit
Balance beginning of year		$(1,948,569)	$(1,928,024)
Dividends paid		—	(10,610)
Loss attributable to shareholders of the Company		(361,884)	(9,935)
Balance end of year		$(2,310,453)	$(1,948,569)
Total equity attributable to shareholders of the Company		$3,283,672	$3,643,542

Non-controlling interests
Balance beginning of year		$79,940	$88,786
Loss attributable to non-controlling interests		(17,747)	(11,453)
Contributions from non-controlling interests		1,221	2,607
Balance end of year		$63,414	$79,940
Total equity		$3,347,086	$3,723,482

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Brazil, Romania and Serbia. In July 2017, the Company acquired Integra Gold Corporation (“Integra”), a Canadian mining company with mineral assets in Quebec, Canada (note 6).
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
These consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been applied consistently to all years presented, unless otherwise noted.
Certain prior period balances have been reclassified to conform to current period presentation.
The consolidated financial statements were approved by the Company's Board of Directors on February 21, 2019.
The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

3. Significant accounting policies
Except as disclosed in note 5, the principal accounting policies are set out below and have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Eldorado subsidiaries.
3.1 Basis of presentation and principles of consolidation

(i)	Subsidiaries and business combinations
Subsidiaries are those entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.
The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

(1)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognised directly in the consolidated statement of operations.
Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.
The subsidiaries of the Company as at December 31, 2018 are described below:

Subsidiary	Location	Ownership interest	Operations and development projects owned

Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkey	100%	Kişladağ Mine Efemçukuru Mine
Hellas Gold SA ("Hellas")	Greece	95%	Stratoni Mine Olympias Mine Skouries Project
Integra Gold Corporation	Canada	100%	Lamaque Project
Thracean Gold Mining SA	Greece	100%	Perama Hill Project
Thrace Minerals SA	Greece	100%	Sapes Project
Unamgen Mineração e Metalurgia SA	Brazil	100%	Vila Nova Iron Ore Mine
Brazauro Recursos Minerais SA ("Brazauro")	Brazil	100%	Tocantinzinho Project
Deva Gold SA ("Deva")	Romania	80.5%	Certej Project
(ii) Discontinued operations
A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.
Discontinued operations are presented in the consolidated statement of operations as a separate line.
(iii) Assets held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent re-measurements are included in the consolidated statement of operations. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.
(iv)  Investments in associates
Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies of those entities. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.
Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.

(2)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each balance sheet date, each investment in associates is assessed for indicators of impairment.
(v)  Transactions with non-controlling interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.
(vi) Transactions eliminated on consolidation
Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.
3.2 Foreign currency translation

(i)	Functional and presentation currency
Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the consolidated statement of operations.
3.3 Property, plant and equipment
(i)    Cost and valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the consolidated statement of operations.
(ii)    Property, plant and equipment
Property, plant and equipment includes expenditures incurred on properties under development, significant payments related to the acquisition of land, mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management, including capitalized borrowing costs for qualifying assets.

(iii)	Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.

(3)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.
Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets.
Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.
Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv)	Subsequent costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v)	Deferred stripping costs
Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(vi)	Borrowing costs
Borrowing costs are expensed as incurred except where they are attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete. Interest is ceased to be capitalized during periods of prolonged suspension of construction or development.
Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii)	Mine standby costs and restructuring costs
Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs incurred during temporary shutdowns of a mine or a development project.
3.4 Exploration, evaluation and development expenditures

(i)	Exploration
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(4)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)

(ii)	Evaluation
Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.
Evaluation expenditures include the cost of:

a)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities for an ore body that is classified as either a mineral resource or a proven and probable reserve;

b)	determining the optimal methods of extraction and metallurgical and treatment processes;

c)	studies related to surveying, transportation and infrastructure requirements;

d)	permitting activities; and

e)	economic evaluations to determine whether development of the mineralized material is commercially viable, including scoping, prefeasibility and final feasibility studies.
Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪	There is a probable future benefit that will contribute to future cash inflows;

▪	The Company can obtain the benefit and control access to it; and

▪	The transaction or event giving rise to the benefit has already occurred.
The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii)	Development
Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill. It also includes proceeds received from pre-commercial production.
Expenditures incurred on development projects continue to be capitalized until the mine and mill move into the production stage. The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following:

(1)	the level of capital expenditures compared to construction cost estimates;

(2)	the completion of a reasonable period of testing of mine plant and equipment;

(3)	the ability to produce minerals in saleable form (within specification); and

(4)	the ability to sustain ongoing production of minerals.
Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

(5)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
3.5 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the consolidated financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.
Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.
Goodwill is allocated to cash-generating units (“CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more CGUs to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.
The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.
3.6 Impairment of non-financial assets
Other long-lived assets are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, an impairment test is performed.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal ("FVLCD") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.
Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, FVLCD is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.
Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item of mineral property and equipment or CGU is no longer impaired.

(6)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
3.7 Financial assets

(i)	Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statement of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statement of operations in the period in which they arise. Derivatives are also categorised as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

(ii)	Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statement of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

(7)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
3.8 Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the consolidated statement of operations.
(a) Fair value hedge
Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.
(b) Cash-flow hedge
The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the consolidated statement of operations.
Amounts accumulated in the hedge reserve are recycled in the consolidated statement of operations in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the consolidated statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of operations.
The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.
3.9 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

i)
Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii)
Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

(8)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
3.10 Trade receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate. Settlement receivables are classified as fair value through profit and loss and are recorded at fair value at each reporting period. Changes in fair value of settlements receivable are recorded in revenue.
3.11 Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities at the date of acquisition of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the consolidated statement of financial position.
3.12 Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
3.13 Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
3.14 Debt and borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statement of operations over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.
3.15 Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of operations except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

(9)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
Deferred income tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not recorded if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
3.16 Employee benefits

(i)	Defined benefit plans
Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.
The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.
The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields. The assumption used to determine the interest income on plan assets is equal to the discount rate.
Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the consolidated statement of operations in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the same line items in the consolidated statement of operations or other comprehensive income as the related compensation cost.
Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii)	Defined contribution plans
The Company’s contributions to defined contribution plans are charged to the consolidated statement of operations in the period to which the contributions relate.

(iii)	Termination benefits
Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iv)	Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(10)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
3.17 Share-based payment transactions
The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units and performance share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares. For equity settled performance share units, compensation expense is recognized based on the fair value of the shares on the date of grant which is determined by a valuator.
The fair value of the options, restricted share units and performance share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards settled in cash accounted for at the quoted market price at the grant date with the corresponding liability is marked to market at each subsequent reporting date.
3.18 Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
Rehabilitation and restoration
A provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the consolidated statement of financial position.
The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the consolidated statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.
3.19 Revenue recognition
Revenue is generated from the sale of bullion and metals in concentrate. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of bullion and metals in concentrates is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product.

(11)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

3. Significant accounting policies (continued)
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized upon the placing of the material on board the vessel for shipment which is when the product is considered to be physically delivered to the customer under the terms of the customer contract.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metals forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.
Provisional invoices for metals in concentrate sales are typically issued for 80 - 90% of the estimated total value shortly after or on the passage of control of the product to the customer. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The refiners who receive doré from the Company, refine the materials on the Company’s behalf and arrange for sale of the refined metal on the Precious Metal Market of the Borsa Istanbul, formerly “Istanbul Gold Exchange”. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
Refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction.
3.20 Finance income and expenses
Finance income comprises interest income on funds invested (including financial assets carried at FVTPL) and changes in the fair value of financial assets at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
3.21 Earnings (loss) per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4. Critical accounting estimates and judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(12)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

4. Critical accounting estimates and judgments (continued)
Significant areas requiring the use of management assumptions, estimates and judgments include determining leach pad inventory, impairment of non-current assets, estimated recoverable reserves and resources, current and deferred taxes, business combinations, commencement of commercial production and functional currency.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgments, estimates and assumptions.
Leach pad inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and records their value in earnings, and includes them in the cost of sales based on ounces of gold sold, using the following assumptions in its estimates:

•	the amount of gold and other metals estimated to be in the ore stacked on the leach pads;

•	the amount of gold and other metals expected to be recovered from the stacks;

•	the amount of gold and other metals in the mill circuits;

•	the amount of gold and other metals in concentrates; and

•	the gold and other metal prices expect to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital. At December 31, 2018, the cost of inventory was below its net realizable value.
Impairment of non-current assets
Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified.
Calculating the estimated FVLCD of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in the Company's life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.
Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the decommissioning and restoration provision.

(13)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

4. Critical accounting estimates and judgments (continued)
Current and deferred taxes
The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of the consolidated financial statements. Therefore, earnings in subsequent periods will be affected by the amount that estimates differ from the final tax returns.
Estimates of recoverability are required in assessing whether deferred tax assets and deferred tax liabilities are recognized on the consolidated statement of financial position. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
Judgment is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to earnings or loss for the period.
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of Integra (note 6) met the criteria of a business combination.
Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. In respect of mining company acquisitions purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.
Commencement of commercial production
Until a mining property is declared as being in the commercial production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the commercial production stage is a matter of judgment that impacts when capitalization of development costs ceases and recognition of revenues and depreciation of the mining property commences and is charged to profit or loss.
Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(14)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

5. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2018:

•
IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company's accounting policy with respect to financial liabilities is substantially unchanged. The Company has changed its accounting policy with respect to the clarification of financial assets that were recognized at the date of transition, January 1, 2018. The new policy is included in note 3, section 3.7. The change did not impact the presentation or carrying value of any financial assets on the transition date.

As part of the implementation of this standard, the Company completed an assessment of its financial instruments as at January 1, 2018 in compliance with IFRS 9. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification New classification IAS 39	New classification IFRS 9

Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Term deposit	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Embedded derivative separately identified as FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost
Upon adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities as FVTOCI since they are not held for trading and are held for strategic reasons.

•
IFRS 15 ‘Revenue from Contracts with Customers’ – This standard introduces a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. The Company's revenue recognition policy under the previous standard recognized revenue when persuasive evidence of an arrangement existed, the bullion, doré, metal concentrates and iron ore had been shipped, title had passed to the purchaser, the price was fixed or determinable, and collection was reasonably assured. The Company has adopted this standard with a modified retrospective approach and has changed its accounting policy for revenue recognition. The new policy is included in note 3, section 3.19. There was no adjustment to prior periods as a result of the implementation of this standard. The Company has provided additional disclosures required by this standard in note 28 of these audited consolidated financial statements.

(15)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

5. Adoption of new accounting standards (continued)

•
IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard and clarified the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including:

(a) accounting for cash-settled share-based payment transactions that include a performance condition,
(b) classification of share-based payment transactions with net settlement features; and
(c) accounting for modifications of share-based payment transactions from cash-settled to equity.
At January 1, 2018, the Company adopted this standard and there was no impact on the consolidated financial statements for the year ended December 31, 2018.
The following standard and interpretation will be adopted by the Company in the annual accounting periods beginning January 1, 2019:

•
IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The Company will adopt this standard effective January 1, 2019. Under this standard, the present value of lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those leases classified as operating leases under the current standard IAS 17. This implies higher amounts of depreciation expense and interest expense on lease liabilities will be recorded in the Company’s consolidated net earnings or loss in 2019 and future years. Additionally, a corresponding reduction in G&A costs and/or production costs is expected.
The Company is in the process of completing its review and analysis of IFRS 16 and will apply IFRS 16 using the cumulative catch-up approach where the additional right-of-use assets and lease liabilities will be recorded from that date forward and will not require restatement of prior years comparative information.
The Company will provide the quantitative impact of adopting IFRS 16 in its Q1, 2019 unaudited condensed consolidated interim financial statements.

•
IFRIC 23 'Uncertainty over Income Tax Treatments' – This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective January 1, 2019. Entities can apply the interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

(16)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

6. Acquisition of Integra
On July 10, 2017, the Company acquired all of the remaining issued and outstanding common shares of Integra, by way of a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Eldorado issued 15,436,179 common shares with a fair value of $188,061 and paid $99,823 in cash to the former Integra shareholders. Integra is a resource company engaged in the exploration of mineral properties with the primary focus on the Lamaque gold project located in Val-d’Or, Quebec.
As part of the consideration, the Company included advances to Integra for $27,046 and the fair value of the existing available-for-sale Integra investment that it previously owned for $41,968. The Company recognized a gain on marketable securities for $28,363 and taxes of $4,023, as a reversal of the unrealized gain and taxes included in other comprehensive income at the date of acquisition related to this previously owned investment.
The fair value of the common shares issued as part of the consideration paid for Integra was based on the closing share price on July 7, 2017 on the TSX of C$15.70 per share. The foreign exchange rate used at time of acquisition was CDN$1 = US$0.776.
Goodwill of $92,591 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.
The allocation of the purchase price is as follows:

15,436,179 common shares of shares of Eldorado at C$15.70/share (*)	$188,061
Cash consideration including advances	126,869
Fair value of existing Integra investment by Eldorado	41,968
Total Consideration	$356,898

Net assets acquired:

Cash and cash equivalents	$5,205
Marketable securities	2,857
Accounts receivable and other	5,920
Inventories	2,471
Other assets	3,495
Property, plant and equipment	393,647
Goodwill	92,591
Accounts payable and accrued liabilities	(8,028)
Flow-through share premium liability	(4,722)
Other liabilities	(9,635)
Deferred income taxes	(126,903)
$356,898
* common shares and price per share shown as post-share consolidation amounts. Please refer to Note 20.
The purchase price allocation was finalized at June 30, 2018. There were no changes from the preliminary allocation as reported in the Company’s annual consolidated financial statements for the year ended December 31, 2017.

(17)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

7. Cash and cash equivalents

	December 31, 2018	December 31, 2017

Cash at bank and on hand	$200,644	$293,437
Short-term bank deposits	85,668	186,064
	$286,312	$479,501

8. Restricted cash

	December 31, 2018	December 31, 2017
Current:
Restricted cash deposits - Greece	$296	$310
	296	310
Non-current:
Restricted credit card deposits	58	43
Restricted cash related to Letter of Guarantee - Greece	10,670	9,743
Environmental guarantee deposits	2,721	2,831
	$13,449	$12,617

Restricted cash is held on account with a financial institution in Canada to support a Letter of Guarantee issued in Canada and counter-guaranteed by the financial institution's Athens branch. The Letter of Guarantee was issued pursuant to the request from the Ministry of Environment and Energy in Greece to support the operation and restoration of the Kokkinolakkas Tailings Management Facility. The funds are invested at prevailing bank rates and interest is accrued monthly. Interest is paid directly to the account with the total balance being recorded as restricted cash. The account allows for any excess, above the notional principal of the Letter of Guarantee, to be remitted back to the Company.

9. Accounts receivable and other

	December 31, 2018	December 31, 2017

Trade receivables	$22,072	$7,746
Value added tax and other taxes recoverable	34,791	44,717
Other receivables and advances	8,378	7,134
Prepaid expenses and deposits	15,746	18,747
	$80,987	$78,344

(18)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

10. Inventories

	December 31, 2018	December 31, 2017

Ore stockpiles	$1,620	$3,297
In-process inventory and finished goods	59,974	96,651
Materials and supplies	76,291	68,896
	$137,885	$168,844

The cost of materials and supplies consumed during the year and included in production costs amounted to $87,269 (2017 – $120,422).
Inventory write downs related to zinc inventory of $269 (2017 – $444) and to pyrite inventory of $1,196 (2017 – $nil) were recognized during the year. As at December 31, 2018, all inventories are held at cost.

11. Other assets

	December 31, 2018	December 31, 2017

Prepaid loan costs (note 16(a))	$749	$1,272
Prepaid forestry fees	3,175	3,628
Long-term value added tax and other taxes recoverable	6,668	5,385
	$10,592	$10,285

(19)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

12. Non-controlling interests
The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests (“NCI”). The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.

December 31, 2018	Hellas	Deva
NCI percentage	5%	19.5%

Current assets	$78,308	$2,177
Non-current assets	1,846,952	414,330
Current liabilities	(1,212,864)	(246,089)
Non-current liabilities	(160,765)	(43,581)
Net assets	551,631	126,837
Carrying amount of NCI	$17,619	$44,169

Revenue	110,487	—
Net loss	(298,272)	(14,100)
Total comprehensive loss	(298,272)	(14,100)
Loss allocated to NCI	(14,913)	(2,750)
Dividends paid to NCI	—	—

Cash flows from operating activities	(66,135)	(16,695)
Cash flows from investing activities	(80,306)	(419)
Cash flows from financing activities	133,520	15,218
Net decrease in cash and cash equivalents	$(12,921)	$(1,896)

December 31, 2017	Hellas	Deva
NCI percentage	5%	19.5%

Current assets	$72,454	$4,958
Non-current assets	2,143,089	413,989
Current liabilities	(1,113,471)	(234,386)
Non-current liabilities	(291,447)	(43,623)
Net assets	810,625	140,938
Carrying amount of NCI	$31,732	$46,919

Revenue	51,152	—
Net loss	(62,365)	(42,632)
Total comprehensive loss	(62,365)	(42,632)
Loss allocated to NCI	(3,118)	(8,314)
Dividends paid to NCI	—	—

Cash flows from operating activities	(9,253)	(51,328)
Cash flows from investing activities	(181,116)	(2,007)
Cash flows from financing activities	172,431	53,007
Net decrease in cash and cash equivalents	$(17,938)	$(328)

Net earnings or loss allocated to NCI in the consolidated statement of operations includes $84 related to non-material subsidiaries (2017 – $21, including NCI in discontinued operations). The carrying value of the NCI related to non-material subsidiaries is $1,626 (2017 – $1,289).

(20)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

13. Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties and leases	Capitalized Evaluation	Total
Cost
Balance at January 1, 2017	$164,540	$1,416,948	$141,922	$3,877,473	$77,495	$5,678,378
Additions/transfers	12,322	115,684	(42,933)	254,481	9,536	349,090
Acquisition of Integra (note 6)	4,820	3,646	—	385,181	—	393,647
Proceeds on pre-commercial production sales	—	—	—	(38,200)	—	(38,200)
Other movements	4,251	(2,325)	(12,336)	7,832	—	(2,578)
Disposals	(10)	(2,313)	(29,832)	(1,168)	—	(33,323)
Balance at December 31, 2017	$185,923	$1,531,640	$56,821	$4,485,599	$87,031	$6,347,014

Balance at January 1, 2018	$185,923	$1,531,640	$56,821	$4,485,599	$87,031	$6,347,014
Additions/transfers	6,203	119,712	1,646	229,673	6,202	363,436
Proceeds on pre-commercial production sales	—	(9,179)	—	(39,689)	—	(48,868)
Olympias commercial production transfers (*)	387	465,249	53,858	(506,206)	—	13,288
Other movements	(240)	13,011	1,769	(200)	226	14,566
Disposals	(29)	(8,400)	—	(20)	—	(8,449)
Balance at December 31, 2018	$192,244	$2,112,033	$114,094	$4,169,157	$93,459	$6,680,987

Depreciation and impairment
Balance at January 1, 2017	$(38,635)	$(706,641)	$(4,733)	$(1,282,542)	$—	$(2,032,551)
Depreciation for the year	(4,245)	(79,044)	—	(2,948)	—	(86,237)
Other movements	(546)	(2,048)	—	80	—	(2,514)
Disposals	—	1,683	—	2	—	1,685
Balance at December 31, 2017	$(43,426)	$(786,050)	$(4,733)	$(1,285,408)	$—	$(2,119,617)

Balance at January 1, 2018	$(43,426)	$(786,050)	$(4,733)	$(1,285,408)	$—	$(2,119,617)
Depreciation for the year	(3,125)	(88,649)	—	(3,774)	—	(95,548)
Olympias commercial production transfers (*)	—	(13,288)	—	—	—	(13,288)
Other movements	(1,060)	(15,485)	—	(346)	—	(16,891)
Impairment	(363)	(105,932)	—	(341,513)	—	(447,808)
Disposals	—	641	—	—	—	641
Balance at December 31, 2018	$(47,974)	$(1,008,763)	$(4,733)	$(1,631,041)	$—	$(2,692,511)

Carrying amounts
At January 1, 2017	$125,905	$710,307	$137,189	$2,594,931	$77,495	$3,645,827
At December 31, 2017	142,497	745,590	52,088	3,200,191	87,031	4,227,397
Balance at December 31, 2018	$144,270	$1,103,270	$109,361	$2,538,116	$93,459	$3,988,476
* Effective January 1, 2018, $506,206 of costs were transferred at Olympias from mineral properties and leases to relevant categories of property, plant and equipment upon commencement of commercial production.

(21)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

13. Property, plant and equipment (continued)
The amount of capitalized interest during the year ended December 31, 2018 included in property, plant and equipment was $36,750 (2017 – $36,750).
In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period. If such indicators of impairment exist for any CGUs, those CGUs are tested for impairment. The recoverable amounts of the Company’s CGUs are based primarily on the future after-tax cash flows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCD, a Level 3 fair value measurement.
Determining the estimated fair values of each CGU requires Management to use judgment in determining estimates and assumptions with respect to discount rates, exchange rates, future production levels including amount of recoverable reserves, resources and exploration potential, recovery rates and concentrate grades, mining methods, operating and capital costs, long-term metal prices and income taxes. Metal pricing assumptions were based on long-term consensus forecast pricing, and the discount rates were based on the Company’s internal weighted average costs of capital, adjusted for country risk. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.
Kisladag
During the quarter ended September 30, 2018, the Company completed a feasibility study of a new mill at Kisladag and the decision to proceed with the new mill was approved by the Board of Directors on October 25, 2018. The feasibility study shows a transition in the mine plan which shortens the estimated useful life of the leach pad to 2020. Kisladag updated their production plan for the leach pad with additional drill data.
As a result of the shortened estimated life of the leach pad and the new production plan, the Company assessed the recoverable amounts of leach pad costs and related plant and equipment for the Kisladag leach pad assets at September 30, 2018 using a value-in-use approach. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for the amount of recoverable ounces, metal prices, and production costs estimates. The Company's impairment testing incorporated the following key assumptions:

Gold price ($/oz)	$1,250
Silver price ($/oz)	$17
Discount rate	6.5%
As at September 30, 2018, the Company recorded an impairment charge to Kisladag leach pad costs and related plant and equipment of $117,570 ($94,056, net of deferred tax). As at December 31, 2018, Management determined that no further impairment or reversal of impairment was identified for the Kisladag CGU (note 32).

(22)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

13. Property, plant and equipment (continued)
Olympias
As at December 31, 2018, Management determined that continued jurisdictional risk with obtaining permits in Greece, together with the softening global market for the sale of concentrate, represented an indicator of potential impairment for Olympias. No other indicators of impairment for other CGUs were identified.
The key assumptions used for assessing the recoverable amount of the Olympias carrying values as at December 31, 2018 are as follows:

Gold price ($/oz)	$1,275 - $1,300
Silver price ($/oz)	$17 - $18
Lead price ($/t)	$2,200 - $2,300
Zinc price ($/t)	$2,800 - $2,900
Discount rate	7%
At December 31, 2018, the Company recorded an impairment charge to the Olympias CGU of $330,238 ($247,679, net of deferred tax).

14. Goodwill
As a result of the purchase price allocation for the Integra acquisition, the Company recognized goodwill of $92,591 in 2017 (note 6). As of December 31, 2018 all goodwill relates to Integra's Lamaque CGU.
Impairment tests for goodwill
Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.
The key assumptions used for assessing the recoverable amount of goodwill in the Lamaque CGU are reflected in the table below. Management used judgment in determining estimates and assumptions with respect to discount rates, exchange rates, future production level including amount of recoverable reserves, resources and exploration potential, recovery rates and concentrate grades, mining methods, operating and capital costs, long-term metal prices and income taxes. Metal pricing assumptions were based on long-term consensus forecast pricing, and the discount rates were based on the Company's internal weighted average costs of capital, adjusted for country risk. Changes in any of the assumptions or estimates used in determining the fair values could impact the recoverable amount of goodwill analysis.

2018

Gold price ($/oz)	$1,275 - $1,300
Discount rate	5%
Conversion factor of resources and exploration potential to proven and probable reserves	21%
Fair value per ounce of resources and exploration potential beyond proven and probable reserves	$140

The estimated recoverable amount of the Lamaque CGU including goodwill exceeded its carrying amount by approximately $115.6 million. A change in the gold price to $1,200 per ounce would result in an impairment.

(23)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

15. Accounts payable and accrued liabilities

	December 31, 2018	December 31, 2017

Trade payables	$38,969	$60,081
Taxes payable	201	213
Accrued expenses	101,708	50,247
	$140,878	$110,541

16. Debt
(a) Revolving credit facility
In November 2012, the Company entered into a $375 million revolving credit facility with a syndicate of banks. This credit facility was amended and restated in June 2016 (“the amended and restated credit agreement” or “ARCA”) and reduced to an available credit of $250 million with the option to increase by an additional $100 million through an accordion feature. The maturity date is June 13, 2020. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.
The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million and permitted unsecured indebtedness exceeding $150 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants as at December 31, 2018.
Loan interest on the revolving credit facility is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 2.26:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.625% and undrawn standby fee of 0.725%. Fees of $2,031 were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and is being amortized to financing costs over the term of the credit facility. As at December 31, 2018, the prepaid loan cost on the consolidated statement of financial position was $749 (2017 - $1,272).
No amounts were drawn down under the ARCA in 2018 and as at December 31, the balance is $nil (2017 – $nil).
(b) Senior notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:
The fair market value of the notes as at December 31, 2018 is $550 million.
Net deferred financing costs of $4,023 (2017 – $6,217) have been included as an offset in the balance of the notes in the consolidated financial statements and are being amortized over the term of the notes. The debt balance as at December 31, 2018 was $595,977 (2017 – $593,783).

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

17. Asset retirement obligations

	Turkey	Canada	Greece	Romania	Brazil	Total

At January 1, 2018	$37,321	$9,453	$47,461	$1,405	$4,044	$99,684
Accretion during the year	896	—	1,035	36	71	2,038
Revisions to estimate	(1,117)	2,762	(3,512)	(77)	(99)	(2,043)
Settlements	(621)	—	(4,915)	—	—	(5,536)
At December 31, 2018	36,479	12,215	40,069	1,364	4,016	94,143
Less: Current portion	—	—	(824)	—	—	(824)
Long term portion	36,479	12,215	39,245	1,364	4,016	93,319
Estimated undiscounted amount	$48,454	$14,989	$65,274	$2,335	$4,121	$135,173

	Turkey	Canada	Greece	Romania	Brazil	Total

At January 1, 2017	$36,196	$—	$48,131	$1,359	$4,092	$89,778
Acquired during the year	—	9,453	—	—	—	9,453
Accretion during the year	913	—	1,025	36	32	2,006
Revisions to estimate	502	—	1,112	10	(80)	1,544
Settlements	(290)	—	(2,807)	—	—	(3,097)
At December 31, 2017	37,321	9,453	47,461	1,405	4,044	99,684
Less: Current portion	—	—	(3,489)	—	—	(3,489)
Long term portion	37,321	9,453	43,972	1,405	4,044	96,195
Estimated undiscounted amount	$49,257	$12,286	$71,591	$2,340	$4,117	$139,591

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the estimated life of the various mining operations. The reduction in the estimate of the obligation in 2018 was mainly due to reclamation work performed during the year at Olympias.
The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Turkey	Canada	Greece	Romania	Brazil
	%	%	%	%	%
At December 31, 2017
Inflation rate	2.0 to 2.2	2.0 to 2.2	2.0 to 2.2	2.0 to 2.2	2.0 to 2.2
Discount rate	2.3 to 2.5	2.3 to 2.5	1.5 to 3.0	2.7	1.8

At December 31, 2018
Inflation rate	2.2 to 2.3	2.2 to 2.3	2.2 to 2.3	2.2 to 2.3	2.2 to 2.3
Discount rate	2.7	2.7	2.5 to 2.9	2.9	2.6

The discount rate is a risk-free rate based on U.S. Treasury bond rates with maturities commensurate with site mine lives. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on U.S inflation rates.

(25)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

17. Asset retirement obligations (continued)
In relation to the asset retirement obligations in Greece, the Company has the following:
a) a €50.0 million Letter of Guarantee to the Greece Ministry of Environment, Energy and Climate Change ("MEECC") as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Stratoni, Olympias and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 57 basis points.
b) a €7.5 million Letter of Guarantee to the MEECC for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.

18. Defined benefit plans

	December 31, 2018	December 31, 2017
Income statement charge for:
Pension plan	$3,463	$2,841
Supplemental Pension Plan	92	610
	$3,555	$3,451

Actuarial losses recognised in the statement of other
comprehensive income in the period (before tax)	$(1,197)	$(3,121)

Cumulative actuarial losses recognised in the statement of
other comprehensive income (before tax)	$(19,838)	$(18,641)

The Company operates defined benefit pension plans in Canada including a registered pension plan (“the Pension Plan”) and a supplemental pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.
These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and are made at or in excess of minimum requirements prescribed by legislation.
Eldorado’s plans have actuarial valuations performed for funding purposes. The last actuarial valuations for funding purposes performed for the Pension Plan and the SERP are as of January 1, 2017 and the next valuations will be prepared in accordance with the funding policy as of January 1, 2019. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2018.
The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

(26)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

18. Defined benefit plans (continued)
Total cash payments
No contributions were required to the Pension Plan and the SERP during 2018 (2017 – $1,415). Cash payments totalling $4,182 were made directly to beneficiaries during the year (2017 – $1,542). For the year 2019, the expected amount of contributions to the Pension Plan is $31. No contributions are expected to the SERP.
Subsidiaries pension plan
According to the Greek and Turkish labour laws, employees are entitled to compensation in case of dismissal or retirement, the amount of which varies depending on salary, years of service and the manner of termination (dismissal or retirement). Employees who resign or are dismissed with cause are not entitled to compensation. The Company considers this a defined benefit obligation. Amounts relating to these pension plans have been included in the tables in this note under “Pension Plan” when applicable.
The amounts recognised in the consolidated statement of financial position for all pension plans are determined as follows:

	December 31, 2018			December 31, 2017
	Pension Plan	SERP	Total	Pension Plan	SERP	Total

Present value of obligations	$(16,239)	$(37,075)	$(53,314)	$(16,028)	$(43,956)	$(59,984)
Fair value of plan assets	1,864	46,195	48,059	2,429	53,875	56,304
Asset (liability) on balance sheet	$(14,375)	$9,120	$(5,255)	$(13,599)	$9,919	$(3,680)

The movement in the present value of the defined benefit obligation over the years is as follows:

	2018			2017
	Pension Plan	SERP	Total	Pension Plan	SERP	Total

Balance at January 1,	$(16,028)	$(43,956)	$(59,984)	$(12,936)	$(37,686)	$(50,622)
Current service cost	(2,935)	(269)	(3,204)	(2,102)	(877)	(2,979)
Past service cost	—	(146)	(146)	(206)	(208)	(414)
Interest cost	(601)	(1,403)	(2,004)	(620)	(1,508)	(2,128)
Actuarial gain (loss)	(1,209)	2,512	1,303	(292)	(2,390)	(2,682)
Benefit payments	1,066	2,829	3,895	1,060	1,485	2,545
Exchange gain (loss)	3,468	3,358	6,826	(932)	(2,772)	(3,704)
Balance at December 31,	$(16,239)	$(37,075)	$(53,314)	$(16,028)	$(43,956)	$(59,984)

(27)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

18. Defined benefit plans (continued)
The movement in the fair value of plan assets over the years is as follows:

	2018			2017
	Pension Plan	SERP	Total	Pension Plan	SERP	Total

At January 1,	$2,429	$53,875	$56,304	$2,054	$49,306	$51,360
Interest income on plan assets	73	1,726	1,799	86	1,983	2,069
Actuarial gain (loss)	(64)	(2,436)	(2,500)	(55)	(384)	(439)
Contributions by employer	—	—	—	219	1,196	1,415
Benefit payments	(399)	(2,828)	(3,227)	(57)	(1,485)	(1,542)
Exchange gain (loss)	(175)	(4,142)	(4,317)	182	3,259	3,441
At December 31,	$1,864	$46,195	$48,059	$2,429	$53,875	$56,304

The amounts recognised in the consolidated statement of operations are as follows:

	2018			2017
	Pension Plan	SERP	Total	Pension Plan	SERP	Total

Current service cost	$2,935	$269	$3,204	$2,102	$877	$2,979
Interest cost	601	1,404	2,005	620	1,508	2,128
Past Service Cost	—	146	146	206	208	414
Expected return on plan assets	(73)	(1,727)	(1,800)	(87)	(1,983)	(2,070)
Defined benefit plans expense	$3,463	$92	$3,555	$2,841	$610	$3,451

The actual return on plan assets was a loss of $685 (2017 – gain of $1,416).
The principal actuarial assumptions used were as follows:

	2018				2017
	Pension Plan			SERP	Pension Plan			SERP
	Greece	Turkey	Canada	Canada	Greece	Turkey	Canada	Canada
	%	%	%	%	%	%	%	%

Expected return on plan assets	—	—	3.4	3.4	—	—	3.9	3.9
Discount rate - beginning of year	1.7	11.0	3.4	3.4	1.6	10.5	3.9	3.9
Discount rate - end of year	1.7	15.0	3.9	3.9	1.7	11.0	3.4	3.4
Rate of salary escalation	2.8	9.0	2.0	2.0	2.8	6.5	2.0	2.0
Average remaining service period of active employees expected to receive benefits	—	—	1.6 years	1.6 years	—	—	8.2 years	8.2 years

(28)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

18. Defined benefit plans (continued)
Plan Assets
The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.
The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2018		December 31, 2017
	Pension Plan	SERP	Pension Plan	SERP
Investment funds
Money market	2%	1%	—	6%
Canadian fixed income	98%	6%	100%	2%
Canadian equities	—	22%	—	20%
US equities	—	10%	—	19%
International equities	—	12%	—	7%
Other (1)	—	49%	—	46%
Total	100%	100%	100%	100%
1 Assets held by the Canada Revenue Agency in the refundable tax account

The sensitivity of the overall pension obligation to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall obligation
Discount rate	Increase by 0.5%	Decrease by $2,189
	Decrease by 0.5%	Increase by $2,401
Salary escalation rate	Increase by 0.5%	Increase by $nil
	Decrease by 0.5%	Decrease by $nil

(29)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

19. Income taxes
Total income tax expense (recovery) consists of:

	December 31, 2018	December 31, 2017

Current tax expense	$32,341	$39,232
Deferred tax recovery	(118,839)	(19,849)
	$(86,498)	$19,383

Total income tax expense (recovery) attributable to each geographical jurisdiction for the Company is as follows:

	2018	2017

Turkey	$45,238	$30,139
Greece	(129,213)	(4,598)
Brazil	3,608	(1,087)
Canada	(3,415)	2,960
Romania	(2,716)	(8,026)
Other jurisdictions	—	(5)
	$(86,498)	$19,383

The key factors affecting income tax expense (recovery) for the years are as follows:

	2018	2017

Earnings (loss) from continuing operations before income tax	$(466,129)	$792
Canadian statutory tax rate	27%	26%
Tax expense (recovery) on net income at Canadian statutory tax rate	$(125,855)	$206

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(17,498)	(11,792)
Reduction in Greek income tax rate	(24,968)	—
Non-tax effected operating losses	12,716	9,691
Non-deductible expenses and other items	14,923	10,002
Foreign exchange and other translation adjustments	36,837	6,289
Future and current withholding tax on foreign income dividends	20,000	5,297
Other	(2,653)	(310)
Income tax expense (recovery)	$(86,498)	$19,383

(30)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

19. Income taxes (continued)
The change in the Company’s net deferred tax position was as follows:

	2018	2017
Net deferred tax asset (liability)
Balance at January 1,	$(549,127)	$(443,501)
Deferred income tax liability related to Integra acquisition	—	(126,903)
Deferred income tax recovery in the income statement	118,839	19,849
Deferred tax recovery in other comprehensive loss	359	1,428
Net balance at December 31,	$(429,929)	$(549,127)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		Expense (recovery)
	2018	2017	2018	2017	2018	2017

Property, plant and equipment	$—	$—	$483,561	$592,062	$(108,501)	$(33,466)
Loss carryforwards	37,245	31,457	—	—	(5,788)	(4,641)
Liabilities	27,321	24,690	—	—	(2,631)	(80)
Future withholding taxes	—	—	20,000	—	20,000	—
Other items	19,477	1,997	10,411	15,208	(21,919)	18,338
Balance at December 31,	$84,043	$58,144	$513,972	$607,270	$(118,839)	$(19,849)

Unrecognized deferred tax assets	2018	2017

Tax losses	$160,052	$167,030
Other deductible temporary differences	11,967	11,253
Total unrecognized deferred tax assets	$172,019	$178,283

Unrecognized tax losses
At December 31, 2018 the Company had losses with a tax benefit of $160,052 (2017 – $167,030) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses.

(31)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

19. Income taxes (continued)
The gross amount of the tax losses for which a tax benefit has not been recorded expire in future years as follows:

Expiry date	Canada	Brazil	Greece	Total

2019	$—	$—	$14,964	$14,964
2020	—	—	25,221	25,221
2021	—	—	10,451	10,451
2022	—	—	8,007	8,007
2023	—	—	10,337	10,337
2025	7,894	—	—	7,894
2026	14,966	—	—	14,966
2027	10,638	—	—	10,638
2028	25,971	—	—	25,971
2029	23,444	—	—	23,444
2030	7,282	—	—	7,282
2031	45,351	—	—	45,351
2032	74,855	—	—	74,855
2033	64,883	—	—	64,883
2034	58,689	—	—	58,689
2035	55,266	—	—	55,266
2036	50,503	—	—	50,503
2037	27,333	—	—	27,333
2038	9,025	—	—	9,025
No Expiry	—	32,407	—	32,407
	$476,100	$32,407	$68,980	$577,487
Capital losses with no expiry	64,837	—	—	64,837
Tax effect of total losses not recognized	$137,268	$5,538	$17,246	$160,052

Deductible temporary differences
At December 31, 2018 the Company had deductible temporary differences for which deferred tax assets of $11,967 (2017 – $11,253) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.
Temporary differences associated with investments in subsidiaries
The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2018, these earnings amount to $546,403 (2017 – $788,137). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

(32)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

19. Income taxes (continued)
Other factors affecting taxation
During 2018 the Turkish Lira weakened, resulting in a deferred income tax expense during the year of $24,595 due to the decrease in the value of the future tax deductions associated with the Turkish operations. The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Brazilian Real in relation to the U.S. dollar could cause significant volatility in the deferred income tax expense or recovery.

20. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2018 there were no non-voting common shares outstanding (December 31, 2017 – nil).
Effective December 27, 2018, the Company consolidated its issued and outstanding common shares (the "Pre-Consolidation Shares") on the basis of one (1) new common share (the "Post-Consolidation Shares") for every five (5) Pre-Consolidation Shares held (the "Share Consolidation"). As a result of the Share Consolidation, the 794,010,680 Pre-Consolidation Shares were consolidated to 158,801,722 Post-Consolidation Shares. The Share Consolidation was previously approved by shareholders at a meeting held on June 21, 2018. All references in the consolidated financial statements including amounts in the comparative period and the notes to the consolidated financial statements have been adjusted to reflect this share consolidation.

Voting common shares	Number of Shares	Total
At January 1, 2017	143,317,014	$2,819,101
Shares issued upon exercise of share options, for cash	48,529	586
Estimated fair value of share options exercised	—	176
Shares issued for acquisition of Integra	15,436,179	188,061
At December 31, 2017	158,801,722	$3,007,924
At December 31, 2018	158,801,722	$3,007,924

21. Share-based payments
Share based payments expense consists of:

	December 31, 2018	December 31, 2017

Share options	$3,392	$6,736
Restricted shares with no performance criteria	1,425	2,716
Restricted shares with performance criteria	175	—
Deferred units	(277)	(1,023)
Performance shares	2,274	2,789
	$6,989	$11,218

(33)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

21. Share-based payments (continued)

(a)	Share option plans
Previously, the Company had two share option plans (the “Plans”) approved, as amended and restated, by the shareholders from time to time. On June 21, 2018, shareholders approved the combination of the two plans into the Incentive Stock Option Plan effective as of June 21, 2018 under which share purchase options (“Options”) can be granted to officers, employees and consultants.
The Company’s Incentive Stock Option Plan (the “Plan”) consists of options which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. The Plan prohibits the re-pricing of Options without shareholder approval. Options vest at the discretion of the Board of Directors at the time an Option is granted. Generally, Options granted before November 1, 2015 vest in three equal and separate tranches with the first tranche vesting on the grant date and the second and third tranches vesting on the second and third anniversary dates of the grant date. Options granted on or after November 1, 2015 vest in three equal and separate tranches with vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date. Options are subject to withholding tax on exercise, withholding tax is paid by the Option holder to the Company prior to receipt of the shares received pursuant to exercise.
The Company is responsible for remittance of the withholding tax to the appropriate tax authority. As at December 31, 2018, a total of 3,928,361 options (2017 – 3,575,074) were available to grant under the Plan.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2018		2017
	Weighted average price Cdn$	Number of options	Weighted average price Cdn$	Number of options
At January 1,	30.18	5,944,510	37.75	5,779,205
Regular options granted	6.20	1,078,797	22.15	1,160,905
Exercised	—	—	16.10	(48,529)
Expired	51.46	(870,904)	73.89	(788,672)
Forfeited	26.99	(561,175)	33.78	(158,399)
At December 31,	22.56	5,591,228	30.18	5,944,510

At December 31, 2018, 3,576,150 share purchase options (December 31, 2017 – 3,716,685) with a weighted average exercise price of Cdn$28.13 (December 31, 2017 – Cdn$36.7) had vested and were exercisable.

(34)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

21. Share-based payments (continued)
Options outstanding are as follows:

	December 31, 2018
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$6.00 to $6.99	1,070,517	4.3	6.20	—	—
$16.00 to $16.99	1,350,527	2.1	16.10	1,011,048	16.10
$18.00 to $18.99	2,591	2.1	18.55	1,727	18.55
$19.00 to $19.99	20,000	1.8	19.80	20,000	19.80
$21.00 to $21.99	20,000	2.8	21.15	13,333	21.15
$22.00 to $22.99	932,971	3.1	22.00	437,527	22.00
$23.00 to $23.99	151,933	3.2	23.18	50,643	23.18
$29.00 to $29.99	2,449	2.4	29.55	1,632	29.55
$30.00 to $30.99	27,800	0.8	30.75	27,800	30.75
$31.00 to $31.99	4,828	0.3	31.90	4,828	31.90
$33.00 to $33.99	1,159,157	1.1	33.35	1,159,157	33.35
$34.00 to $34.99	20,000	0.3	34.15	20,000	34.15
$35.00 to $35.99	20,000	1.0	35.40	20,000	35.40
$39.00 to $39.99	808,455	0.2	39.20	808,455	39.20
	5,591,228	2.2	22.56	3,576,150	28.13

Share based payments expense related to share options for the year ended December 31, 2018 was $3,392 (2017 – $6,736).
The assumptions used to estimate the fair value of options granted during the years ended December 31, 2018 and 2017 were:

	2018	2017
Risk-free interest rate (range) (%)	1.80 – 2.20	0.70 – 1.05
Expected volatility (range) (%)	58 – 64	60 – 65
Expected life (range) (years)	1.79 – 3.79	1.80 – 3.80
Expected dividends (CDN$)	—	0.02
Forfeiture rate (%)	8.0	11.0

The weighted average fair value per stock option granted was Cdn$2.32 (2017 – Cdn$7.65). Volatility was determined based on the historical volatility over the estimated lives of the options.

(35)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

21. Share-based payments (continued)

(b)	Restricted share unit plan
The Company has a Restricted Share Unit plan (“RSU” plan) whereby restricted share units may be granted to senior management of the Company. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at December 31, 2018, 508,127 common shares purchased by the Company remain held in trust in connection with this plan (2017 – 1,706,096) and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested, entitling the holder to receive the common share for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date.  All vested RSUs which have not been redeemed by the date of termination are automatically redeemed.  Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.  RSU redemptions are subject to withholding tax, which is paid by the RSU holder to the Company prior to receipt of the resultant shares. Cash settlements are paid net of withholding tax.  The Company is responsible for remittance of the withholding tax to the appropriate tax authority.
A total of 214,859 RSUs with no performance criteria at an average grant-date fair value of Cdn$5.88 per unit were granted during the year ended December 31, 2018 under the Company’s RSU plan. The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes during the year ended December 31, 2018 is as follows:

	2018	2017
At January 1,	341,198	248,013
Granted	214,859	187,366
Redeemed	(181,491)	(69,968)
Forfeited	(41,447)	(24,213)
At December 31,	333,119	341,198

As at December 31, 2018, 29,371 restricted share units are fully vested and exercisable (2017 – 119,356).
Compensation expense related to RSUs with no performance criteria for the year ended December 31, 2018 was $1,425 (2017 – $2,716).
ii. RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.
A total of 167,976 RSUs with performance criteria were granted during the year ended December 31, 2018 under the Company’s RSU plan. No RSUs with performance criteria were granted by the Company in previous years.

(36)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

21. Share-based payments (continued)
A summary of the status of the RSUs with performance criteria and changes during the year ended December 31, 2018 is as follows:

2018
At January 1,	—
Granted	167,976
Forfeited	(15,049)
At December 31,	152,927

Compensation expense related to RSUs with performance criteria for the year ended December 31, 2018 was $175 (2017 - $nil).
(c)    Deferred units plan
The Company has an Independent Directors Deferred Unit plan (“DU Plan”) under which DU’s are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). Fifteen (15) trading days after the Redemption Date but no later than December 31 of the first calendar year commencing after the calendar year in which the Termination Date occurred, the Participant shall have the right to receive, and shall receive, with respect to all DUs held at the Redemption Date a cash payment equal to the market value of such DUs as of the Redemption Date. The Company will withhold income tax on redeemed DUs and is responsible for submission of the withholding tax to the tax authority.
At December 31, 2018, 234,125 DUs were outstanding (2017 – 119,367) with a value of $686 (2017 – $866), which is included in accounts payable and accrued liabilities.
Compensation income related to the DUs for the year ended December 31, 2018 was $277 (2017 – $1,023).

(d)	Performance share units plan
The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date. The Company will withhold income tax on redeemed PSUs and is responsible for submission of the withholding tax to the tax authority.
A total of 261,523 PSUs were granted during the year ended December 31, 2018 under the PSU Plan (2017 – 113,938). The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,130,000.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

21. Share-based payments (continued)
Movements in the PSUs during the year ended December 31, 2018 are as follows:

	2018	2017
At January 1,	381,293	286,188
Granted	261,522	113,938
Expired	(118,605)	—
Forfeited	(39,311)	(18,833)
At December 31,	484,899	381,293

Compensation expense related to PSUs for the year ended December 31, 2018 was $2,274 (2017 – $2,789).

22. Supplementary cash flow information

	December 31, 2018	December 31, 2017
Changes in non-cash working capital
Accounts receivable and other	$(1,471)	$(2,456)
Inventories	20,775	(31,437)
Accounts payable and accrued liabilities	(14,242)	(1,862)
Total	$5,062	$(35,755)
Supplementary cash flow information
Income taxes paid	$36,879	$42,293
Interest paid	$36,750	$36,750

23. Financial risk management
23.1 Financial risk factors
Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk
The Company operates principally in Turkey, Canada, Greece, Brazil and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.
Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

23. Financial risk management (continued)
The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency at December 31, 2018 and 2017, as listed below:

2018	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian dinar	Romanian lei	British pound	Brazilian real
(Amounts in thousands)	$	$	€	TRY	¥	din	lei	£	R$

Cash and cash equivalents	19,030	433	6,861	2,664	72	8,848	1,904	923	4,539
Marketable securities	3,509	—	—	—	—	—	—	—	—
Accounts receivable and other	23,672	3	15,552	54,772	—	8,386	4,487	—	9,970
Accounts payable and accrued liabilities	(102,027)	(7)	(34,488)	(44,516)	—	(1,004)	(2,286)	—	(2,941)
Other non-current liability	(10,064)	—	(9,191)	(15,877)	—	—	—	—	—
Net balance	(65,880)	429	(21,266)	(2,957)	72	16,230	4,105	923	11,568

Equivalent in U.S. dollars	$(48,292)	$302	$(24,334)	$(562)	$11	$157	$1,010	$1,180	$2,982

2017	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian Dinar	Romanian lei	British pound	Brazilian real
(Amounts in thousands)	$	$	€	TRY	¥	din	lei	£	R$

Cash and cash equivalents	18,280	482	13,030	4,965	77	4,845	9,730	366	15,991
Marketable securities	6,286	—	—	—	—	—	—	—	—
Accounts receivable and other	13,706	4	24,508	60,111	—	43,157	7,542	—	12,547
Accounts payable and accrued liabilities	(30,900)	(42)	(45,751)	(50,099)	—	(9,000)	(6,174)	—	(5,559)
Other non-current liability	(1,269)	—	(6,516)	(17,999)	—	—	—	—	—
Net balance	6,103	444	(14,729)	(3,022)	77	39,002	11,098	366	22,979

Equivalent in U.S. dollars	$4,865	$347	$(17,664)	$(802)	$12	$394	$2,874	$495	$6,946

Based on the balances as at December 31, 2018, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $675 (2017 – $25) in earnings (loss) before taxes. There would be no effect on other comprehensive income.
Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.
(ii) Metal price and global market risk
The Company is subject to price risk for fluctuations in the market price of gold and the global concentrate market. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, demand for concentrate, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

23. Financial risk management (continued)
Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals, but has elected not to at this time.
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.
This includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii)	Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company’s debt is in the form of notes with a fixed interest rate of 6.125%. However, any future borrowings under the ARCA are at variable rates of interest and would expose the Company to interest rate risk.

(b)	Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable. In accordance with the Company's Investment Policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. The carrying value of $356,823 is the maximum amount exposed to credit risk.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2018, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance.

(c)	Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its line of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 16. All other financial liabilities are due within one year.
23.2 Capital risk management
Eldorado’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the Company's mining projects. Capital consists of all of the components of equity which includes share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, deficit and non-controlling interests.
Eldorado monitors capital on the basis of the debt to capital ratio and Net Debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The Net Debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization.
As at December 31, 2018, our debt to capital ratio was 15.2% (2017 – 13.8%) and our Net Debt to EBITDA ratio was 2.26:1 (2017 – 0.9:1).

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

24. Commitments and Contractual Obligations
The Company’s commitments and contractual obligations, not recorded on the consolidated statement of financial position, at December 31, 2018, include:

	2019	2020	2021	2022 and later

Operating leases	$9,305	$8,145	$7,794	$39,446
Purchase obligations	30,883	234	148	278
Totals	$40,188	$8,379	$7,942	$39,724

Purchase obligations as at December 31, 2018 relate primarily to mine development expenditures in Greece and Canada as well as operating costs in Turkey.
As of 31 December, 2018, Hellas Gold, a subsidiary of Eldorado, had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 52,500 dry metric tonnes of zinc concentrates, 5,250 dry metric tonnes of lead/silver concentrates, and 241,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2019.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The Agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 10,000 meters of expansion drilling was reached during the second quarter of 2018 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.50 per ounce. Accordingly, the fixed price as of July 1, 2018 is equal to $6.77 per ounce.
As at December 31, 2018, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”), a subsidiary of Eldorado had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 45,000 dry metric tonnes of gold concentrate through the year ending December 31, 2019.

25. Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. As at December 31, 2018, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s consolidated financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2018.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

26. Related party transactions
Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2018	2017

Salaries and other short-term employee benefits	$6,191	$8,908
Defined benefit pension plan	268	754
Share based payments	2,632	5,920
Termination benefits	1,762	607
	$10,853	$16,189

27. Financial instruments by category
Fair value
The following table provides the carrying value and the fair value of financial instruments at December 31, 2018 and December 31, 2017:

	December 31, 2018		December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Fair value through OCI
Marketable securities	$2,572	$2,572	$5,010	$5,010
Amortized cost
Cash and cash equivalents	286,312	286,312	479,501	479,501
Term deposit	6,646	6,646	5,508	5,508
Restricted cash	13,745	13,745	12,927	12,927
Accounts receivable and other	46,196	46,196	33,627	33,627
Other assets	3,924	3,924	4,900	4,900
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	140,878	140,878	110,541	110,541
Debt	$595,977	$549,606	$593,783	$595,698
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

27. Financial instruments by category (continued)
Assets measured at fair value as at December 31, 2018 are marketable securities and long lived assets that have been impaired and their carrying values are now at FVLCD (note 13). No liabilities are measured at fair value on a recurring basis as at December 31, 2018.
The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities. With the exception of the fair market value of the Company’s senior notes (note 16b), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

28. Revenue
Revenue by metal for the year was as follows:

	December 31, 2018	December 31, 2017

Gold revenue	$385,953	$333,342
Zinc revenue	39,564	30,575
Lead revenue	21,625	18,272
Silver revenue	11,482	6,987
Iron revenue	—	2,347
Revenue from contracts with customers	$458,624	$391,523
Gain (loss) on revaluation of derivatives in trade receivables	392	(117)
	$459,016	$391,406

For the year ended December 31, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Brazil	Total

Gold revenue - dore	$220,382	$—	$—	$220,382
Gold revenue - concentrate	123,960	41,611	—	165,571
Silver revenue - dore	1,245	—	—	1,245
Silver revenue - concentrate	2,941	7,296	—	10,237
Lead concentrate	—	21,625	—	21,625
Zinc concentrate	—	39,564	—	39,564
	$348,528	$110,096	$—	$458,624

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

28. Revenue (continued)
For the year ended December 31, 2017, revenue from contracts with customers by product and segment was as follows:

	Turkey	Greece	Brazil	Total

Gold revenue - dore	$215,739	$—	$—	$215,739
Gold revenue - concentrate	117,603	—	—	117,603
Silver revenue - dore	1,400	—	—	1,400
Silver revenue - concentrate	3,165	2,422	—	5,587
Lead concentrate	—	18,272	—	18,272
Zinc concentrate	—	30,575	—	30,575
Iron ore concentrate	—	—	2,347	2,347
	$337,907	$51,269	$2,347	$391,523

29. Production costs

	2018	2017

Labour	$74,023	$52,670
Fuel	14,910	23,241
Reagents	40,587	40,839
Electricity	14,288	12,132
Mining contractors	17,107	12,575
Operating and maintenance supplies and services	31,772	56,342
Site general and administrative costs	33,667	23,621
Inventory change	33,459	(36,501)
Royalties, production taxes and selling expenses	8,167	7,821
	$267,980	$192,740

30. Earnings per share
The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2018	2017

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	158,509	150,531
Diluted impact of stock options	—	—

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	158,509	150,531

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

31. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2018, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque project and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

31. Segment information (continued)

2018	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about profit and loss
Revenues	$348,528	$—	$110,488	$—	$—	$—	$459,016
Production costs	174,081	—	93,899	—	—	—	267,980
Inventory write-down	—	—	1,465	—	—	—	1,465
Depreciation	75,854	—	29,424	—	—	454	105,732
Earnings (loss) from mine operations	$98,593	$—	$(14,300)	$—	$—	$(454)	$83,839

Other material items of income and expense
Impairment of property, plant and equipment	$117,570	$—	$330,238	$—	$—	$—	$447,808
Exploration and evaluation expenses	840	103	15,947	13,499	1,728	1,725	33,842
Income tax expense (recovery)	45,238	(3,415)	(129,213)	(2,716)	3,608	—	(86,498)

Additions to property, plant and equipment during the period	$68,737	$189,867	$61,716	$419	$6,612	$802	$328,153
Capitalised interest	$—	$13,160	$23,590	$—	$—	$—	$36,750

Information about assets and liabilities
Property, plant and equipment (*)	$721,449	$582,895	$2,063,798	$416,197	$203,075	$1,062	$3,988,476
Goodwill	—	92,591	—	—	—	—	92,591
	$721,449	$675,486	$2,063,798	$416,197	$203,075	$1,062	$4,081,067

Debt	$—	$—	$—	$—	$—	$595,977	$595,977

* Net of proceeds from sale of pre-commercial production at Olympias and Lamaque.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and December 31, 2017
(In thousands of U.S. dollars, unless otherwise stated)

31. Segment information (continued)

2017	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about profit and loss
Revenues	$337,907	$—	$51,152	$—	$2,347	$—	$391,406
Production costs	145,573	—	45,343	—	1,824	—	192,740
Inventory write-down	—	—	444	—	—	—	444
Depreciation	71,389	6	466	—	—	269	72,130
Earnings (loss) from mine operations	$120,945	$(6)	$4,899	$—	$523	$(269)	$126,092

Other material items of income and expense
Other write-down (write-up) of assets	$29,619	$—	$6,661	$10,454	$(79)	$42	$46,697
Exploration and evaluation expenses	3,203	6,616	7,512	10,168	4,733	6,029	38,261
Income tax expense (recovery)	30,139	1,532	(4,603)	(8,026)	(1,087)	1,428	19,383

Additions to property, plant and equipment during the period	$65,013	$34,575	$197,788	$2,006	$10,029	$827	$310,238
Capitalised interest	$—	$1,245	$35,505	$—	$—	$—	$36,750

Information about assets and liabilities
Property, plant and equipment (*)	$835,422	$416,795	$2,362,107	$415,856	$196,467	$750	$4,227,397
Goodwill	—	92,591	—	—	—	—	92,591
	$835,422	$509,386	$2,362,107	$415,856	$196,467	$750	$4,319,988

Debt	$—	$—	$—	$—	$—	$593,783	$593,783

* Net of proceeds from sale of pre-commercial production at Olympias

The Turkey segment derives their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of gold, zinc, lead and silver concentrates.

32. Events occurring after the reporting date

On January 30, 2019, the Company announced that it will resume mining, crushing, stacking and heap leaching at its Kisladag gold mine in Turkey. Extended leach cycles show improved recoveries and revised heap leach plans show improved economics for the heap leaching scenario. As a result, advancement of the previously announced mill project was suspended. Mining is expected to recommence by the end of Q1 2019. Management performed a further impairment test of the Kisladag CGU and determined that no further impairment or reversal of impairment was identified for the Kisladag CGU.

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